John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

September 5, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

RE:	Calithera Biosciences, Inc. Registration Statement on Form S-1 Filed August 25, 2014 File No. 333-198355

Ladies and Gentlemen:

On behalf of Calithera Biosciences, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 20, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-198355), originally confidentially submitted to the Commission on July 25, 2014 and originally filed by the Company with the Commission on August 25, 2014 (the “Registration Statement”), we submit this supplemental letter to further address comment 19 of the Comment Letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

19.	Please disclose the deemed fair value of the common stock underlying your stock options granted during the periods presented as well as your basis for determining such fair value. Address this comment as it relates to the options granted during the six months ended June 30, 2014. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of your most recent equity grants.

Historical Fair Value Determination and Methodology

The Company supplementally advises the Staff that the Company has performed timely valuations of the Company’s common stock in accordance with the guidance provide by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”) to assist the Company’s board of directors (the “Board”) in its determination of the common stock’s fair value for purposes of granting equity awards. As disclosed on page 54 of the Registration Statement, the Board considers numerous objective and subjective factors, among other things, the

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U.S. Securities and Exchange Commission

September 5, 2014

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Company’s stage of development; the progress of the Company’s research and development efforts; the rights, preferences and privileges of the Company’s preferred stock relative to those of its common stock; equity market conditions affecting comparable public companies and the lack of marketability of the Company’s common stock. The Board, as applicable, also assesses whether the assumptions and inputs used in connection with such contemporaneous third-party valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

The Company together with a third-party valuation firm also considered the likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions, and then used either the Option Pricing Method (“OPM”) or the Probability Weighted Expected Return Method (“PWERM”) to determine the fair value of its common stock.

Since January 1, 2014, the Board has granted the following stock options:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock
March 11, 2014	2,389,952	$0.055	$0.055
April 15, 2014	6,782,920	$0.055	$0.11
May 12, 2014	2,376,182	$0.055	$0.11
July 23, 2014	2,030,556	$0.11	$0.11

March 2014 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of November 30, 2013 on a minority, non-marketable interest basis using the OPM Black-Scholes model. In October 2013, the Company issued 199,766,839 shares of Series D preferred stock to 22 accredited investors at a price per share of $0.1752 for an aggregate purchase price of $35.0 million (the “Series D Financing”), which implied an enterprise value of the Company of $63.7 million. As the Series D Financing was led by a new lead investor and included experienced venture capital investors, the transaction was considered to be at arm’s length and an appropriate indicator of enterprise value of the Company as of November 30, 2013. The time to a liquidity event was determined to be 3.0 years based on management’s estimate of the timing of an exit event. The risk free rate was determined to be 0.56%, based on the average of 3-year treasury rates; and the volatility rate was determined to be 75% based on the mean volatility rate of certain comparable public companies. A discount for lack of marketability of 35% was then applied to the common stock. The analysis resulted in an estimated fair value of the common stock of $0.055 per share.

In December 2013, the Company submitted two investigational new drug applications (“INDs”) to the U.S. Food and Drug Administration for CB-839, one for solid tumors and one for hematological tumors. Following the submissions, during the six months ended June 30, 2014, the Company increased its research and development expenditures to $7.5 million, as it used the proceeds from the Series D Financing to begin enrolling patients in February 2014 in its

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U.S. Securities and Exchange Commission

September 5, 2014

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Phase 1 clinical trials for CB-839. As both the submission of the INDs and the commencement of the clinical trials had been considered in the valuation as of November 30, 2013, and based upon a lack of other significant new clinical milestones and no new financing activity since the valuation date, the Board concluded that the valuation remained a valid measure of the fair value of the common stock.

Based on the valuation and the other factors described above and on page 54 of the Registration Statement, the Board granted options to purchase 2,389,952 shares of common stock with an exercise price of $0.055 per share.

April and May 2014 Grants

Initial Determination

During April and May 2014, patient enrollment in Phase 1 clinical trials for CB-839 continued and the Company continued with its other product development efforts. Based upon a lack of significant new clinical milestones during the first half of 2014 and no new financing activity since the Series D Financing, the Board concluded that the prior valuation remained a valid measure of the fair value of the common stock.

Based on the prior valuation and the other factors described above and on page 54 of the Registration Statement, the Board granted options to purchase 6,782,920 shares of common stock with an exercise price of $0.055 per share in April 2014 and options to purchase 2,376,182 shares of common stock with an exercise price of $0.055 per share in May 2014.

Re-assessment

In preparing to submit the Registration Statement to the Commission in July 2014, the Company determined to re-assess the fair value of its common stock with respect to the April and May 2014 stock option grants, solely for financial reporting purposes. In furtherance thereof, the Company retained the same third-party valuation firm that had performed the valuation as of November 30, 2013 to assist it in the performance of a valuation as of June 30, 2014.

The Company and the third-party valuation firm utilized the market approach to compare the Company to a group of publicly-traded companies and determined an initial enterprise value of the Company of $75 million. Utilizing the PWERM, the analysis then applied a weighting of: (i) 70% to 60% to an acquisition; (ii) 30% to 35% to an initial public offering; and (iii) 0% to 5% to a liquidation scenario (which assumes no value to stockholders). The time to a liquidity event was determined to be one to two years based on management’s estimate of the timing of an exit event. The risk free rate was determined to be 0.47%, based on the average yield on 2-year treasury rates, and the volatility rate was determined to be 75% based on the mean volatility rate of comparable public companies. The analysis applied a discount for lack of marketability of 25%. The analysis resulted in an estimated fair value of the common stock of between $0.11 and $0.13 per share.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 5, 2014

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In addition, in June 2014 the Board authorized management to pursue the sale of additional shares of Series D preferred stock through a private placement. In July 2014, prior to the submission of the Registration Statement to the Commission, the Company sold and issued an additional 91,324,195 shares of Series D preferred stock to 23 accredited investors (several of whom are affiliated investment funds who invest together) at a price per share of $0.1752 for an aggregate purchase price of $16.0 million.

As the valuation indicated a common stock fair value of between $0.11 and $0.13 per share, the Company considered the sale of additional shares of Series D preferred stock in July 2014 at the same price as in October 2013 sale of Series D preferred stock and concluded that the lower end of such range was appropriate. Therefore, in retrospect and solely for financial reporting purposes, the Company reassessed the fair value of its common stock to $0.11 per share with respect to the stock option grants in April and May 2014. As a result, the Company recognized $27,000 of additional stock-based compensation expense during the six months ended June 30, 2014.

July 2014 Grants

Based on the valuation as of June 30, 2014, the other factors described above and on page 54 of the Registration Statement, the lack of significant developments in the Company’s business since the valuation date, and the sale of additional shares of Series D preferred stock in July 2014, the Board granted options to purchase 2,030,556 shares of common stock with an exercise price of $0.11 per share in July 2014.

Summary

The Company respectfully submits that the determination of the fair value of its common stock as of the above dates is consistent with its past practice and with the Practice Aid. The Company respectfully acknowledges the Staff’s comment, and will supplementally provide the Staff, at a later date and in a separate letter, the anticipated preliminary price range and proposed reverse stock split to assist the Staff in its review of the Registration Statement in advance of the filing of a preliminary prospectus containing such information.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 5, 2014

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Please contact me at (650) 843-5059 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Susan M. Molineaux, Calithera Biosciences, Inc.

Barbara A. Kosacz, Cooley LLP

Danielle E. Naftulin, Cooley LLP

Jonathan L. Kravetz, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel T. Kajunski, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John T. Rudy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM